LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

December 13, 2021

Ms. Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos. 333-215588 and 811-23226
Dear Mr. Sutcliffe:
This correspondence responds to additional comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 129 to the Trust’s Registration Statement on Form N-1A filed September 29, 2021 (SEC Accession No. 0000894189-21-006978) (the “Amendment”) with respect to Grizzle Growth ETF (the “Fund”). For your convenience, the comments have been reproduced below in bold with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
General
1.The Staff notes that if the Fund may invest in total return swaps, please define total return swaps and include a footnote to the fee table explaining the embedded costs of swaps and that the operating expenses of referenced assets are indirect expenses of the Fund and are not included in the fee table or expense example. Please also provide an estimate of such costs as a percentage of Fund assets.
Response: The Trust confirms that the Fund does not intend for total return swaps to be a Principal Investment Strategy of the Fund. However, the Trust has added the following definition of total return swaps in the Statement of Additional Information.
“Total return swaps are swap agreements in which one party makes payments based on a set rate, either fixed or variable, while the other party makes payments based on the return of an underlying asset, to seek exposure to U.S. and foreign securities of cannabis and psychedelics companies and other ETFs.”
2.Please disclose whether the Psychedelics Sector is an industry rather than a sector.
Response: The Trust confirms that the reference to Psychedelics Sector will be revised to “industry”.
3.    Please confirm to the Staff that if the Adviser determines to utilize total return swaps in the future to attain exposure to cannabis companies in the Fund, the Adviser, on behalf of the Fund, will attain a legal opinion prior to entering into a swap agreement.
Response: The Trust confirms that the Adviser, on behalf of the Fund, is not relying on the provided legal opinion to utilize total return swaps to gain exposure to cannabis companies. If in the future, the Adviser determines to utilize total return swaps to gain exposure to cannabis companies in the Fund, the Adviser, on behalf of the Fund, will attain a legal opinion that addresses the legality of the total return swap agreements prior to entering into a swap agreement.

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If you have any questions regarding this correspondence or the responses therein, please do not hesitate to contact me at 414-550-7433.
Sincerely,

/s/ Kent Barnes
Kent Barnes
Secretary
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